EX 99-B.4.12 --FORM OF--

Contract Schedule I Accumulation Phase For Single Pay Premiums

Control of Contract (see 1.03)

[The Contract Holder controls this Contract.

By notifying us in writing, the Contract Holder may allow Participants to choose Investment Options for an Individual Account. The Contract Holder may, however, retain the right to choose Investment Options for employer Contributions. Unless otherwise provided by the Plan, we will make payments only at the written direction of the Contract Holder and a Participant. Unless otherwise specified by the Plan, we will make an in-service transfer under Internal Revenue Service Revenue Ruling 90-24 only at the written direction of the Contract Holder and a Participant and will make checks payable to the acquiring investment provider(s).

The Contract and Individual Accounts are nontransferable and nonassignable except to us in the event of a loan (if allowed under the Contract) or in the event of a qualified domestic relations order as allowed under the Retirement Equity Act of 1984 (REA).

Participants have a nonforfeitable right to the value of employer Contributions made to their Individual Accounts subject to any Plan vesting limits as determined by the Contract Holder. Participants have a nonforfeitable right to the value of employee Contributions made to their Individual Accounts as provided by Code Section 403(b) and subject to the terms of the Plan.

The Contract Holder must notify us in writing if the Plan is, or becomes, subject to the Employee Retirement Income Security Act of 1974 (ERISA) and/or related law or regulations including REA. We will rely on the Contract Holder's determination and representation of the applicability of such laws. If the Plan is subject to ERISA, before we will make a distribution from an Individual Account, the Contract Holder must certify in writing that all applicable REA requirements have been met and that the distribution complies with the Plan.]

Contribution Limits (see 2.01)

[Each year, Contributions to the Contract are limited to the lesser of:

(a)	The maximum exclusion allowance (MEA) limit under Code Section 403(b); or
(b)	The amount set forth in Code Section 415, generally, 25% of compensation up to $30,000.

In addition, salary reduction Contributions as defined in Code Section 402(g) may not exceed $10,000, or such larger amount as adjusted by the Secretary of the Treasury during any calendar year, unless the alternative limitation under Code Section 402(g)(8) applies.]

Separate Account (see 3.01)

Variable Annuity Account [C]

Daily Charges to the Separate Account (see 3.07)

Charges to the Separate Account are subject to change (see 1.18). The charges as of the Effective Date of the Contract are as follows:

Mortality and Expense Risk Charge: [X.XX%] (annual basis)
This charge will never exceed [1.50%] (annual basis).

Administrative Charge: [X.XX%] (annual basis)
This charge will never exceed [0.25%] (annual basis).

ING GET Fund Guarantee Charge: If applicable, the charge will be provided to the Contract Holder and will never exceed 0.75% (annual basis).

Fixed Interest Options Available (see Section 5, Section 6, and Section 7)
[Fixed Account Fixed Account for transferred amounts only (no ongoing Contributions). Fixed Plus Account Guaranteed Accumulation Account (GAA)]

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Fixed Account Minimum Guaranteed Interest Rate (see 5.01)
The interest rate will never be less than [3%] (annual basis).
Fixed Account Annual Transfer Limit (see 5.02)
[10%]
Fixed Plus Account Minimum Guaranteed Interest Rate (see 6.01)
The interest rate will never be less than [3%] (annual basis).
Fixed Plus Account Annual Transfer and Partial Withdrawal Limit (see 6.02 and 6.03)
[20%]
Waiver of Fixed Plus Account Transfer Limit (see 6.02)
[$2,000]
Waiver of Fixed Plus Account Full Withdrawal Provision (see 6.05)
When a full withdrawal is requested, payment from the Fixed Plus Account is not limited as described in 6.04 when the withdrawal is made:

[(a)

When the amount in the Fixed Plus Account is [$2,000] or less (or, if applicable, as otherwise allowed by the Plan for a lump-sum cash-out without Participant consent) and during the previous [12 months] no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase Annuity payments;

(b)	Due to a Participant's death before Annuity payments begin and paid within six months of the Participant's death;
(c)	As provided in Section 8.09;
(d)	To purchase Annuity payments on a life-contingent basis or payments for a stated period on a fixed-only basis.
(e)	When a Participant is separated from service, and when:
(1)	Separation from service is documented in a form acceptable to us;
(2)	The amount is paid directly to the Participant; and
(3)

The amount paid for all withdrawals due to separation from service during the previous [12 months] does not exceed [20%] of the average value of all Individual Accounts under the Contract during that period; or

f)	Due to financial hardship as defined in the Code, and when:
(1)	If applicable, certified by the employer;
(2)	The amount is paid directly to the Participant; and
(3)

The amount paid for all withdrawals due to financial hardship during the previous [12 months] does not exceed [20%] of the average value of all Individual Accounts under the Contract during that period.]

Guaranteed Accumulation Account Minimum Guaranteed Interest Rate (see 7.02)
The interest rate will never be less than [3%] (annual basis).

Withdrawal Restrictions Under the Code (see 8.03)

[Limitations apply to partial and full withdrawals of the "restricted amount" from the Contract as required by Code Section 403(b)(11). The restricted amount is the sum of:

(1)	Contributions attributable to a Participant's salary reduction Contributions made on and after January 1, 1989; plus
(2)	The net increase, if any, in the Individual Account value after December 31, 1988 attributable to investment gains and losses and credited interest.
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The restricted amount may be partially or fully withdrawn only if one or more of the following conditions are met. The Participant has:

(a)	Separated from service when certified by the employer;
(b)	Attained age 59 1/2;
(c)	Died;
(d)	Become disabled, as defined by the Code;
(e)

Experienced financial hardship as defined by the Code. The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the need or Contributions attributable to salary reduction Contributions made on or after January 1, 1989; or

(f)	Met other circumstances as otherwise allowed by federal law, regulations or rulings.
No withdrawal restrictions apply to salary reduction Contributions and earnings credited to such Contributions on or before December 31, 1988.

In addition, any portion of an Individual Account representing amounts transferred under Internal Revenue Service Revenue Ruling 90-24 from a Code Section 403(b)(7) custodial account will be subject to the restrictions set forth in Code Section 403(b)(7)(A)(ii).]

Withdrawal Charge (see 8.04)
0%

Required Distributions (see 8.07)

[Generally, for Contributions made and earnings credited after December 31, 1986, distribution must begin by April 1 of the calendar year following the later of (1) the calendar year in which a Participant attains age 70 1/2 or (2) retires. For Individual Account values as of December 31, 1986, distribution must begin by the last day of the year in which a Participant attains age 75 or retires, whichever is later.]

The entire Individual Account value must be distributed, or begin to be distributed, over the life or life expectancy of a Participant, or joint lives or joint life expectancies of a Participant and a beneficiary.

Individual Account Termination Amount (see 8.09)
[$10,000]

Loans (see 9.01)
[Loans are available under this Contract.]
Contract Beneficiary (see 10.02)
[The Contract Holder is the Contract beneficiary. A Participant may designate a beneficiary under the Plan (Plan beneficiary).]

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